INVESTOR PRESENTATION SEPTEMBER & OCTOBER 2017 Exhibit 99.1

PAGE CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS This Investor Presentation contains forward-looking statements. James Hardie Industries plc (the “Company”) may from time to time make forward-looking statements in its periodic reports filed with or furnished to the Securities and Exchange Commission, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the Company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include: • statements about the Company’s future performance; • projections of the Company’s results of operations or financial condition; • statements regarding the Company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or its products; • expectations concerning the costs associated with the suspension or closure of operations at any of the Company’s plants and future plans with respect to any such plants; • expectations concerning the costs associated with the significant capital expenditure projects at any of the Company’s plants and future plans with respect to any such projects; • expectations regarding the extension or renewal of the Company’s credit facilities including changes to terms, covenants or ratios; • expectations concerning dividend payments and share buy-backs; • statements concerning the Company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges; • statements regarding tax liabilities and related audits, reviews and proceedings; • statements regarding the possible consequences and/or potential outcome of legal proceedings brought against us and the potential liabilities, if any, associated with such proceedings; • expectations about the timing and amount of contributions to Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims; • expectations concerning the adequacy of the Company’s warranty provisions and estimates for future warranty-related costs; • statements regarding the Company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and • statements about economic conditions, such as changes in the US economic or housing recovery or changes in the market conditions in the Asia Pacific region, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence. 2

PAGE CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS (continued) Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements. Forward-looking statements are based on the Company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the Company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of the Form 20-F filed with the Securities and Exchange Commission on 18 May 2017, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former Company subsidiaries; required contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in the Company’s financial statements as an asbestos liability; the continuation or termination of the governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the Company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the Company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; currency exchange risks; dependence on customer preference and the concentration of the Company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favorable to the Company, or at all; acquisition or sale of businesses and business segments; changes in the Company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the Company’s reports filed with Australian, Irish and US securities regulatory agencies and exchanges (as appropriate). The Company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those referenced in the Company’s forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the Company’s current expectations concerning future results, events and conditions. The Company assumes no obligation to update any forward-looking statements or information except as required by law. 3

PAGE USE OF NON-GAAP FINANCIAL INFORMATION; AUSTRALIAN EQUIVALENT TERMINOLOGY This Investor Presentation includes financial measures that are not considered a measure of financial performance under generally accepted accounting principles in the United States (US GAAP). These financial measures are designed to provide investors with an alternative method for assessing our performance from on-going operations, capital efficiency and profit generation. Management uses these financial measures for the same purposes. These financial measures include: • Adjusted EBIT; • Adjusted EBIT margin; • Adjusted net operating profit; • Adjusted diluted earnings per share; • Adjusted operating profit before income taxes; • Adjusted income tax expense; • Adjusted effective tax rate; • Adjusted EBITDA; • Adjusted EBITDA excluding Asbestos; and • Adjusted selling, general and administrative expenses (“Adjusted SG&A”) These financial measures are or may be non-US GAAP financial measures as defined in the rules of the U.S. Securities and Exchange Commission and may exclude or include amounts that are included or excluded, as applicable, in the calculation of the most directly comparable financial measures calculated in accordance with US GAAP. These non- GAAP financial measures should not be considered to be more meaningful than the equivalent US GAAP measure. Management has included such measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations and excludes the impact of certain legacy items, such as asbestos adjustments. Additionally, management uses such non-GAAP financial measures for the same purposes. However, these non-GAAP financial measures are not prepared in accordance with US GAAP, may not be reported by all of the Company’s competitors and may not be directly comparable to similarly titled measures of the Company’s competitors due to potential differences in the exact method of calculation. For additional information regarding the non-GAAP financial measures presented in this Management Presentation , including a reconciliation of each non-GAAP financial measure to the equivalent US GAAP measure, see the slide titled “Non-US GAAP Financial Measures” included in the Appendix to this Management Presentation. In addition, this Management Presentation includes financial measures and descriptions that are considered to not be in accordance with US GAAP, but which are consistent with financial measures reported by Australian companies, such as operating profit, EBIT and EBIT margin. Since the Company prepares its Consolidated Financial Statements in accordance with US GAAP, the Company provides investors with a table and definitions presenting cross-references between each US GAAP financial measure used in the Company’s Condensed Consolidated Financial Statements to the equivalent non-US GAAP financial measure used in this Management Presentation. See the section titled “Non-US GAAP Financial Measures” included in the Appendix to this Management Presentation. 4

PAGE AGENDA • Strategic Focus and Business Overview • North America Fiber Cement • International Fiber Cement • Capital Management Framework • Appendix 5

PAGE 6 BRAND PROMISE Build on industry leadership through unrivalled commitment to manufacturing, R&D, technology and capacity planning PEOPLE Continue to invest in the safety, development and promotion of our people MARKET POSITION Grow fiber cement market share in all geographies we operate in NON-FIBER CEMENT Develop other streams of growth beyond fiber cement DRIVING PROFITABLE GROWTH DELIVERING SUPERIOR RETURNS OUR STRATEGIC FOCUS

PAGE • Annual net sales US$1.9b • Total assets US$2.0b • Strong operational cash generation • Operations in North America, Asia Pacific and Europe • 3,577 employees • Market cap US$6.2b • S&P/ASX 100 company • NYSE ADR listing Market capitalization per Bloomberg as at 30 August 2017. Total assets as at 30 June 2017 and employees as at 31 March 2017. Annual net sales for the three months to 30 June 2017 annualised. A GROWTH FOCUSED COMPANY 7

PAGE North America 78% 8 WORLD LEADER IN FIBER CEMENT Geographic Mix¹ Net Sales EBIT ² 1 All percentages are for the fiscal year ended 31 March 2017 ² EBIT – excludes research and development and asbestos-related expenses and adjustments International 22% International 22% North America 78%

PAGE GROUP OVERVIEW 1st QUARTER FY18 RESULTS 9 1 Excludes Asbestos related expenses and adjustments and tax adjustments 2 Excludes Asbestos related expenses and adjustments Adjusted Net Operating Profit1 Adjusted Diluted EPS1 1st Qtr 1st Qtr US$61.7M 7% US14 cents 7% Adjusted EBIT 2 Net Operating Cash Flow 1st Qtr 1st Qtr S$8 .3M 10% US$102.9M 11% Adjusted EBIT Margin % 2 1st Qtr 17.4% 3.0 pts

PAGE KEY THEMES 1st QUARTER FY18 RESULTS 10 • North America Fiber Cement top line growth below our market index due to capacity constraints • North America Fiber Cement margins compressed by manufacturing inefficiencies and higher production costs • International Fiber Cement net sales increased 8% and EBIT increased 10% compared to pcp • Net operating cash flow decreased US$12.2 million compared to pcp • On 3 July 2017, we made a payment of US$102.2 million to AICF, representing our annual contribution

PAGE Research & Development: Significant and consistent investment • US$30.3m spent on Research & Development in FY17 and US$7.6m in 1Q FY18 • US$477.1m spent on Research & Development since 2000 11 CREATING A SUSTAINABLE AND DIFFERENTIATED ADVANTAGE History of Fiber Cement Substrate Development James Hardie Siding Products

DRIVING CATEGORY AND MARKET SHARE GAINS

North America External Cladding Share[1]



8%
19%
8%
8%
10%
21%
26%
Fiber Cement
Vinyl
Wood (including engineered wood)
Stucco
Brick
Stone
Other (aluminium etc)

35/90 Plan

- Grow fiber cement share to 35% of the exterior cladding market against other wood-looking siding alternatives
- Maintain JHX's category share at 90%

Currently:

- JHX wins ~90% of the fiber cement category, while fiber cement used in ~19% of the total market
- Current estimate is wood-look siding (Wood, Vinyl and Fiber Cement) is 65-70% of total market.

[1]*Source: Internal estimates based on NAHB product usage data adjusted for regional market intelligence*

James Hardie
PAGE 12

PAGE Fiber cement is more durable than wood and engineered wood, looks and performs better than vinyl, and is more cost effective and quicker to build with than brick Fiber Cement Vinyl Engineered Wood        Fire resistant Hail resistant Resists warping Resists buckling Lasting color Dimensional stability Can be repainted ? ? ? ? ? ? ? ? ? ? ? ? ? ? 13 DELIVERING SUPERIOR PRODUCT PERFORMANCE

PAGE Siding Primary Products Soffit Trim / Fascia Backerboard Commercial Exteriors Flooring Interior Walls / Ceilings Brand Portfolio U.S. & Europe Asia Pacific BUILDING A PORTFOLIO OF PRODUCTS AND BRANDS 14

PAGE ¹ As at 31 March 2017 2 Production at our Summerville, South Carolina plant was suspended in November 2008. We re-commissioned this plant in 1Q FY18 and it continues to start-up as planned. North America Plant Locations NORTH AMERICA FIBER CEMENT SEGMENT Tacoma, WA Reno, NV Fontana, CA Waxahachie, TX Cleburne, TX Plant City, FL Pulaski, VA Peru, IL 15 • Largest fiber cement producer in North America • 2,390 employees1 • 9 manufacturing plants2 • 2 research and development facilities 3 mths FY18 3 mths FY17 Net Sales US$393.1m US$370.3m EBIT US$79.8m US$94.6m EBIT Margin (US$) 20.3% 25.5% Summerville, SC

PAGE NORTH AMERICA MANUFACTURING CAPACITY 16 Capacity Since Housing Downturn 2.4 3.4 FY10 Nameplate FY13 Wax Restart FY17 Start Ups FY17 Nameplate 0.7 0.2 • Fontana 1 • Plant City 4 • Cleburne 3 Future capacity additions: • FY18 brownfield additions: Summerville (190 mmsf) + Plant City 3 (100 mmsf) • FY19 & FY20 greenfield additions: Tacoma (250 mmsf) + Alabama (500 mmsf) FY14 Fontana Restart 0.1 • Fontana 2 • Waxahachie 1

PAGE ¹ Nameplate capacity as at 31 March 2017. The calculated annual design capacity is based on management’s historical experience with our production process and is calculated assuming continuous operation, 24 hours per day, seven days per week, producing 5/16” medium density product at a targeted operating speed. 2 Started construction of a greenfield expansion in Tacoma, commissioning expected in 1Q FY19. This incremental capacity is not included in the above table. 3 Incremental capacity of Plant City SM3, the 4th active sheet machine at that facility, which was commissioned in 1Q FY18 and continues to start up as planned. 4 Production at our Summerville plant was suspended in November 2008. We re-commissioned this plant in 1Q FY18 and it continues to start-up as planned. NORTH AMERICA MANUFACTURING CAPACITY 17 North America Plant Locations Owned / Leased Design Capacity (mmsf)¹ Cleburne, Texas Owned 666 Peru, Illinois Owned 560 Plant City, Florida Owned 500 Pulaski, Virginia Owned 600 Reno, Nevada Owned 300 Tacoma, Washington2 Owned 200 Waxahachie, Texas Owned 360 Fontana, California Owned 250 Total 3,436 Start-up Projects in FY18 Plant City, Florida3 Owned 100 Summerville, South Carolina4 Owned 190

PAGE NORTH AMERICA FIBER CEMENT SUMMARY Volume • Growth below our market index due to capacity constraints Price • Favorably impacted by our annual changes in strategic pricing effective April 2017 Manufacturing Capacity and Production Costs • Compared to prior corresponding period: • Higher labor, maintenance and other production costs • Continued production inefficiencies & new line start up EBIT • EBIT decreased compared to pcp, primarily driven by higher production costs and higher freight costs • Partially offset by higher average net price compared to pcp Q1'18 Net Sales US$393.1M 6% Sales Volume 561.5 mmsf 2% Average Price US$693 per msf 4% EBIT US$79.8M 16% 18

PAGE $0 $400 $800 $1,200 $1,600 0 500 1,000 1,500 2,000 2,500 3,000 '1 2 '1 3 '1 4 '1 5 '1 6 '1 7 Re ve nu e ( US $M ) JH V ol ume (m m sf) , S ta rt s ( 00 0s U ni ts ) Top Line Growth1 JH Volume Housing Starts JH Revenue AGGRESSIVELY GROWING DEMAND FOR OUR PRODUCTS 19 North America Fiber Cement • 1Q FY18 revenue up 6% on 2% volume growth • Since FY12 our volume growth has outpaced US housing starts 1 Rolling 12 month average of seasonally adjusted estimate of housing starts by US Census Bureau

PAGE North America Fiber Cement ACHIEVING THE RIGHT VALUE FOR OUR PRODUCTS 20 • Strategic price increase effective April 2017 • Satisfied with tactical pricing and price positioning 630 616 641 666 669 665 693 550 590 630 670 710 FY12 FY13 FY14 FY15 FY16 FY17 Q1'18 US $ pe r M SF Average Net Sales Price

PAGE NORTH AMERICA DELIVERING STRONG RETURNS 21 Q1 FY18 EBIT Margin % down 520 bps to 20.3% compared to pcp, but remains within target range 1 Excludes asset impairment charges of US$5.8 million in Q3 FY13 and US$11.1 million in Q4 FY13 0 5 10 15 20 25 30 0 10 20 30 40 50 60 70 80 90 100 FY13 FY14 FY15 FY16 FY17 FY18 EBI T M arg in EBI T U S$M Quarterly EBIT and EBIT Margin1 EBIT EBIT/Sales

PAGE Volume • Growth in Australia, New Zealand and Philippines • Partially offset by volume declined in Europe Higher average selling price compared to pcp • Favorable product and geographic mix • Favorably impacted by annual changes in strategic pricing EBIT • Higher EBIT in Australia and New Zealand driven by increase in price and volume • Partially offset by the Philippines and European businesses INTERNATIONAL FIBER CEMENT SUMMARY Q1'18 Net Sales US$110.8M 8% Sales Volume 128.7 mmsf 3% Average Price US$766 per msf 2% EBIT US$26.2M 10% 22

PAGE INTERNATIONAL FIBER CEMENT (USD) 23 Australia • Flat market growth compared to pcp • Growth above market index  + PDG • EBIT favorably impacted by price and product mix New Zealand • Higher average net sales price and volume Philippines • Net sales and EBIT unfavorably impacted by lower average net sales price due to tactical pricing strategies Europe • Lower sales and EBIT, driven by lower volume in certain regions and higher North America product costs Volume Net Sales EBIT Australia Q1'18 Volume Net Sales EBIT Q1'18 New Zealand Volume Net Sale EBIT Q1'18 Philippines Volume Net Sales EBIT Q1'18 Europe

PAGE 0 5 10 15 20 25 30 Q3 FY2012 Q1 FY2013 Q3 FY2013 Q1 FY2014 Q3 FY2014 Q1 FY2015 Q3 FY2015 Q1 FY2016 Q3 FY2016 Q1 FY2017 Q3 FY2017 Q1 FY2018 INTERNATIONAL DELIVERING STRONG RETURNS 1 EBIT and EBIT margin excludes New Zealand weathertightness claims Quarterly EBIT and EBIT Margin 1 EBIT EBIT Margin 24 International Fiber Cement Segment

INTERNATIONAL MANUFACTURING CAPACITY

International Plant Locations	Owned / Leased	Design Capacity (mmsf)[1]
Australia		
Rosehill, New South Wales	Owned	180
Carole Park, Queensland	Owned	160
New Zealand		
Auckland	Leased	75
Philippines		
Cabuyao City[2]	Owned	145
	Total	**560**



[1] Nameplate capacity as at 31 March 2017. The calculated annual design capacity is based on management's historical experience with our production process and is calculated assuming continuous operation, 24 hours per day, seven days per week, producing 5/16" medium density product at a targeted operating speed.
[2] Currently adding additional capacity in the Philippines, expected to be completed 2H FY18. The incremental capacity is not included in the above table.

James Hardie
PAGE 25

PAGE FINANCIAL MANAGEMENT SUPPORTING GROWTH 26 Strong Financial Management Disciplined Capital Allocation Liquidity and Funding • Strong margins and operating cash flows • Strong governance and transparency • Investment-grade financial management • Invest in R&D and capacity expansion to support organic growth • Maintain ordinary dividends within the defined payout ratio • Flexibility for:  Accretive and strategic inorganic opportunities  Cyclical market volatility  Further shareholder returns when appropriate • Conservative leveraging of balance sheet at a target within 1-2 times Adjusted EBITDA excluding asbestos  US$500 million of unsecured revolving credit facility; US$400 million senior unsecured notes at Q1 FY18  Weighted average maturity of 3.4 years on bank facilities; 4.4 years on total debt at Q1 FY18  70% liquidity on bank debt at Q1 FY18 Financial management consistent with investment grade credit Ability to withstand market cycles and other unanticipated events Moody’s S&P Fitch Ba1 upgraded Jun’16 outlook stable BB affirmed Feb’17 outlook positive BBB- affirmed Mar’17 outlook stable

PAGE FY2018 GUIDANCE • Management expects full year Adjusted net operating profit to be between US$240 million and US$280 million assuming, among other things, housing conditions in the United States continue to improve in line with our assumed forecast of new construction starts between approximately 1.2 and 1.3 million, and input prices remain consistent and an average USD/AUD exchange rate that is at or near current levels for the remainder of the year • Management cautions that although US housing activity has been improving, market conditions remain somewhat uncertain and some input costs remain volatile. Management is unable to forecast the comparable US GAAP financial measure due to uncertainty regarding the impact of actuarial estimates on asbestos-related assets and liabilities in future periods 27

APPENDIX

PAGE USA MARKETPLACE 29

PAGE AUSTRALIA & NEW ZEALAND MARKETPLACE 30

PAGE Ceilings and partitions Philippines Exterior cladding Australia General purpose flooring Australia New Zealand Interior walls 31 AUSTRALIA, NEW ZEALAND & PHILIPPINES CORE MARKETS

PAGE FINANCIAL SUMMARY 1 Excludes Asbestos related expenses and adjustments 2 Excludes AICF interest income/expense 32 US$ Millions Q1'18 Q1'17 % Change Net Sales North America Fiber Cement 393.1$ 370.3$ 6 International Fiber Cement 110.8 102.9 8 Other Businesses 3.8 4.5 (16) Total Net Sales 507.7$ 477.7$ 6 EBIT North America Fiber Cement 79.8$ 94.6$ (16) International Fiber Cement 26.2 23.9 10 Other Businesses (1.8) (1.4) (29) Research & Development (6.1) (6.1) - General Corporate 1 (9.8) (13.4) 27 Adjusted EBIT 88.3$ 97.6$ (10) Net interest expense 2 (6.6) (5.4) (22) Other expense (0.4) (0.7) 43 Adjusted income tax expense (19.6) (24.8) 21 Adjusted net operating profit 61.7$ 66.7$ (7) Three Months Ended 30 June

PAGE FY13 FY14 FY15 FY16 FY17 Net Sales US$m 914 1,084 1,225 1,335 1,493 Sales Volume mmsf 1,468 1,673 1,822 1,969 2,215 EBIT US$m¹ 166 235 290 352 344 EBIT Margin %¹ 18 22 24 26 23 33 1 Excludes asset impairment charges of US$16.9 million in FY13 NORTH AMERICA FIBER CEMENT – 5 YEAR RESULTS OVERVIEW

PAGE 1 Excludes New Zealand weathertightness claims FY13 FY14 FY15 FY16 FY17 Net Sales US$m 399 398 418 379 412 Sales Volume mmsf 414 441 484 481 487 EBIT US$m¹ 75 86 90 78 95 EBIT Margin %¹ 19 22 22 21 23 34 INTERNATIONAL FIBER CEMENT – 5 YEAR RESULTS OVERVIEW

PAGE Net sales increased 6% • Higher average net sales price and volume in North America Fiber Cement and International Fiber Cement segments Gross profit decreased 4%, gross margin % down 370 bps SG&A expenses increased 2% • Continuing to invest in future growth Adjusted net operating profit decreased 7% • Adjusted EBIT decreased 10% compared to pcp • North America Fiber Cement segment EBIT decreased 16% versus pcp RESULTS – 1st QUARTER FY18 35 1 Excludes Asbestos related expenses and adjustments 2 Excludes Asbestos related expenses and adjustments and tax adjustments US$ Millions Q1'18 Q1'17 % Change Net sales 507.7 477.7 6 Gross profit 169.0 176.8 (4) SG&A expenses (73.5) (72.0) (2) EBIT 84.0 117.8 (29) Net operating profit 57.4 87.1 (34) Adjusted EBIT 1 88.3 97.6 (10) Adjusted net operating profit 2 61.7 66.7 (7) Three Months Ended 30 June

PAGE NORTH AMERICA INPUT COSTS • The price of NBSK pulp increased 12% compared to pcp • Cement prices continue to rise, up 6% compared to pcp • Freight market prices increased 10% compared to pcp • Gas prices are up 54% compared to pcp • Electricity prices are flat compared to pcp 36 The information underlying the table above is sourced as follows: • Pulp – Cost per ton – from RISI • Gas – Cost per thousand cubic feet for industrial users – from US Energy Information Administration • Electric – Cost per thousand kilowatt hour for industrial users – from US Energy Information Administration • Cement – Relative index from the Bureau of Labor Statistics • Freight – Cost per mile – from Dial-a-Truck Solutions • Gas and Electric prices for Q1’18 are based on Q4’17 actuals 0 1 2 3 4 5 6 7 8 9 10 0 200 400 600 800 1,000 1,200 C e m e n t, Gas , E le ct ri c a n d F re ig h t P ri ce s P u lp P ri ce s Quarterly US Input Costs PULP GAS ELECTRIC CEMENT FREIGHT

PAGE North America Fiber Cement EBIT summary • EBIT decreased 16% compared to pcp • Primarily driven by higher production costs and increased SG&A expenses • Partially offset by higher average net sales price SEGMENT EBIT – 1st QUARTER FY18 37 International Fiber Cement EBIT summary • EBIT increased 10% compared to pcp • Higher average net sales price and higher volumes in Australia and New Zealand • Net sales and EBIT decreased in the Philippines 91.0 94.6 79.8 0 20 40 60 80 100 FY16 FY17 FY18 US $ M ill io ns North America Fiber Cement Q1 EBIT 20.0 23.9 26.2 0 5 10 15 20 25 FY16 FY17 FY18 US $ M ill io ns International Fiber Cement Q1 EBIT

PAGE Other Businesses • Continue to incur losses from continued investment in business development opportunities R&D • On strategy to invest 2-3% of net sales • Fluctuations reflect normal variation and timing in the number of R&D projects in process General Corporate Costs • Decrease driven by the gain on the sale of a storage building near our Fontana facility SEGMENT EBIT – 1st QUARTER FY18 38 1 Excludes Asbestos related expenses and adjustments (2.0) (1.4) (1.8) (5) 0 FY16 FY17 FY18 US $ M ill io ns Other Businesses Q1 EBIT (6.0) (6.1) (6.1) (10) (5) FY16 FY17 FY18 US $ M ill io ns Research and Development Q1 EBIT (13.5) (13.4) (9.8) (15) (10) (5) 0 FY16 FY17 FY18 US $ M ill io ns General Corporate Costs 1 Q1 EBIT

PAGE 1 Includes Asbestos adjustments, AICF SG&A expenses and net AICF interest (income) expense 2 Excludes tax effects of Asbestos and other tax adjustments 24.1% estimated adjusted effective tax rate for the year • Adjusted income tax expense for the quarter decreased due to changes in geographical mix of earnings, and a lower Adjusted operating profit before income taxes • Income taxes are paid and payable in Ireland, the US, Canada, New Zealand and the Philippines • Income taxes are not currently paid or payable in Europe (excluding Ireland) or Australia due to tax losses. Australian tax losses primarily result from deductions relating to contributions to AICF INCOME TAX 39 US$ Millions Q1’18 Q1’17 Operating profit before taxes 77.1 111.0 Asbestos adjustments 1 4.2 (19.5) Adjusted operating profit before income taxes 81.3 91.5 Adjusted income tax expense 2 (19.6) (24.8) Adjusted effective tax rate 24.1% 27.1% Income tax expense (19.7) (23.9) Income taxes paid 2.6 6.0 Income taxes payable 9.1 14.4 Three Months Ended 30 June

PAGE 1 CASHFLOW 40 Decrease in net operating cash flow • Decrease in net income, primarily due to underlying business unit performance • Rebuilding inventory levels, and normal quarterly variation in accounts payable and receivables Higher investing activities • Increase in capacity expansion related CAPEX • Includes proceeds from the sale of a storage building near our Fontana facility Lower financing activities • Decrease in net repayments of credit facilities 1 Excludes AP related to capital expenditures 2 Includes capitalized interest 3 Distinct from the term defined by the AFFA for purposes of calculating our annual contribution to AICF US$ Millions Q1'18 Q1'17 Change (%) Net Income 57.4 87.1 (34) Adjustment for non-cash items 33.9 7.5 Operating working capital 1 10.0 29.0 (66) Other net operating activities 1.6 (8.5) Cash Flow from Operations 102.9 115.1 (11) Purchases of property, plant and equipment 2 (49.0) (18.4) Proceeds from sale of property, plant and equipment 7.9 - Free Cash Flow 3 61.8 96.7 (36) Net repayment of credit facilities (25.0) (110.0) 77 Share related activities 0.2 0.1 Fr Cash Flow after Financing Activities 37.0 (13.2)

PAGE CAPITAL EXPENDITURES • Q1 FY18 CAPEX spend of US$48.1 million increased US$30.3 million compared to pcp • North America capacity projects:  Recommissioned a 4th sheet machine at our Plant City facility which continues to start-up as planned  Commissioned our Summerville facility which continues to start-up as planned  Started construction of a greenfield expansion in Tacoma, expected commissioning 1Q FY19  Began planning our Prattville, Alabama facility, expected commissioning in 2H FY19 • Continued to expand capacity at our Philippines facility, expected to be competed 2H FY18 41 0 10 20 30 40 50 60 Q1 FY17 Q2 FY17 Q3 FY17 Q4 FY17 Q1 FY18 U S$ M il li o n s CAPEX Spend Capacity Maintenance & Other

PAGE 0.60 0.70 0.80 30 Jun 15 30 Sep 15 31 Dec 15 31 Mar 16 30 Jun 16 30 Sep 16 31 Dec 16 31 Mar 17 30 Jun 17 A U D /USD E x c h a n g e Ra te 1 As Reported Q1 FY18 figures converted using Q1 FY17 weighted average exchange rates 2 Reflects the difference between Q1 FY18 As Reported and Q1 FY18 using Q1 FY17 weighted average exchange rates CHANGES IN AUD vs. USD 42 $ (Unfav)/Fav % (0.7) - (0.2) - 0.1 - 0.2 t 1% Translation Impact 2 US$ Millio s Q1 FY18 Q1 FY17 % Change Q1 FY18 % Change Net Sales $ 507.7 $ 477.7 t 6% $ 508.4 t 6% Gross Profit 169.0 176.8 u 4% 169.2 u 4% Adjusted EBIT 88.3 97.6 u 10% 88.2 u 10% Adjusted net operating profit $ 61.7 $ 66.7 u 7% $ 61.5 u 8% As Reported Excluding Translation Impact 1

PAGE LIQUIDITY PROFILE 43 Strong balance sheet  US$112.3 million cash  US$427.8 million net debt³ at 30 June 2017  70% liquidity on bank debt at 30 June 2017 Corporate debt structure  US$500 million unsecured revolving credit facility, with a December 2020 maturity  US$400 million senior unsecured notes2 maturing February 2023 Leverage strategy  1.0x net debt to Adjusted EBITDA excluding asbestos; at the lower end of the 1-2x leverage target range $400 $400 $500 $150 $250 Available Debt Outstanding at 30 June 2017 Debt Profile US$ Millions Senior Notes Bank Facilities Accordion 2 1 1 Incremental liquidity of up to US$250 million may be accessed via an accordion feature, which is provided for under the terms of the syndicated revolving credit facility agreement, but not credit approved 2 Callable from 15 February 2018; callable at par from 15 February 2021 3 Excludes Short-term debt – Asbestos; includes unamortized OID ($1.8 million); bond premium ($1.9 million) and debt issuance costs ($10.0 million)

PAGE ASBESTOS CLAIMS DATA 44 • Claims received were 1% above actuarial estimates and 5% lower than pcp • Claims reporting for mesothelioma: • 8% higher than actuarial estimates • 1% higher than pcp • Average claim settlement was 19% below actuarial estimates and 2% higher than pcp:  Lower average claim settlement sizes across most disease types  Lower average claim size for non-large mesothelioma claims  Favorable large claims experience 1 Average claim settlement is derived as the total amount paid divided by the number of non-nil claim 146 144 154 Q1'18 Actuals Q1'18 Actuarial Estimates Q1'17 Actuals Claims Received 228,000 283,000 224,000 Q1'18 Actuals Q1'18 Actuarial Estimates Q1'17 Actuals Average Claim Settlement (A$)1

PAGE NON-US GAAP FINANCIAL MEASURES AND TERMS This Investor Presentation includes information about the company’s results. It should be read in conjunction with the Q1 FY18 Management Presentation, Management’s Analysis of Results, Media Release and Condensed Consolidated Financial Statements Definitions EBIT – Earnings before interest and taxes EBIT margin – EBIT margin is defined as EBIT as a percentage of net sales Sales Volumes mmsf – million square feet, where a square foot is defined as a standard square foot of 5/16” thickness msf – thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness Non-financial Terms AFFA – Amended and Restated Final Funding Agreement AICF – Asbestos Injuries Compensation Fund Ltd 45

PAGE NON-US GAAP FINANCIAL MEASURES Financial Measures – US GAAP equivalents This document contains financial statement line item descriptions that are considered to be non-US GAAP, but are consistent with those used by Australian companies. Because the company prepares its Condensed Consolidated Financial Statements under US GAAP, the following table cross-references each non-US GAAP line item description, as used in Management’s Analysis of Results and Media Release, to the equivalent US GAAP financial statement line item description used in the company’s Condensed Consolidated Financial Statements: 46 Management's Analysis of Results and Consolidated Statements of Operations Media Release and Other Comprehensive Income (Loss) (US GAAP) Net sales Net sales Cost of goods sold Cost of goods sold Gross profit Gross profit Selling, general and administrative expenses Selling, general and administrative expenses Research and development expenses Research and development expenses Asbestos adjustments Asbestos adjustments EBIT* Operating income (loss) Net interest income (expense)* Sum of interest expense and interest income O r i c (expense) Other income (expense) Operating profit (loss) before income taxes* Income (loss) before income taxes Income tax (expense) benefit Income tax (expense) benefit Net operating profit (loss)* Net income (loss) *- Represents non-US GAAP descriptions used by Australian companies.

PAGE Financial Measures – US GAAP equivalents NON-US GAAP FINANCIAL MEASURES 47 Adjusted EBIT US$ Millions FY18 FY17 EBIT 84.0$ 117.8$ Asbestos: Asbestos adjustments 3.9 (20.6) AICF SG&A expenses 0.4 0.4 Adjusted EBIT 88.3$ 97.6$ Net sales 507.7$ 477.7$ Adjusted EBIT margin 17.4% 20.4% Three Months Ended 30 June dju ted net operating profit US$ Millions FY18 FY17 Net operating profit 57.4$ 87.1$ Asbestos: Asbestos adjustments 3.9 (20.6) AICF SG&A expenses 0.4 0.4 AICF interest (income) expense, net (0.1) 0.7 Asbestos and other tax adjustments 0.1 (0.9) Adjusted net operating profit 61.7$ 66.7$ Three Months Ended 30 June

PAGE 48 NON-US GAAP FINANCIAL MEASURES Adjusted diluted earnings per share FY18 FY17 Adjusted net operating profit (US$ Millions) 61.7$ 66.7$ Weighted average common shares outstanding - Diluted (millions) 441.6 447.3 Adjusted diluted earnings per share (US cents) 14 15 Three Months Ended 30 June Adjusted effective tax rate US$ Millions FY18 FY17 Operating profit before income taxes 77.1$ 111.0$ Asbestos: Asbestos adjustments 3.9 (20.6) AICF SG&A expenses 0.4 0.4 AICF interest (income) expense, net (0.1) 0.7 Adjus operating profit before income taxes 81.3$ 91.5$ Income tax expense (19.7)$ (23.9)$ Asbestos-related and other tax adjustments 0.1 (0.9) Adjusted income tax expense (19.6)$ (24.8)$ Effective tax rate 25.6% 21.5% Adjusted effective tax rate 24.1% 27.1% Three Months Ended 30 June

PAGE NON-US GAAP FINANCIAL MEASURES 49 Adjusted EBITDA excluding Asbestos US$ Millions FY18 FY17 EBIT 84.0$ 117.8$ Depreciation and amortization 21.8 19.5 Adjusted EBITDA 105.8$ 137.3$ Asbestos: Asbestos adjustments 3.9 (20.6) AICF SG&A expenses 0.4 0.4 Adjusted EBITDA excluding Asbestos 110.1$ 117.1$ Three Months Ended 30 June Adjusted selling, general and administrative expenses ("Adjusted SG&A") US$ Millions FY18 FY17 SG&A expenses 73.5$ 72.0$ Excluding: AICF SG&A expenses (0.4) (0.4) Adjusted SG&A expenses 73.1$ 71.6$ Net sales 507.7$ 477.7$ SG&A expenses as a percentage of net sales 14.5% 15.1% Adjusted SG&A expenses as a percentage of net sales 14.4% 15.0% Three Months Ended 30 June

INVESTOR PRESENTATION SEPTEMBER & OCTOBER 2017